UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

FOR THE MONTH OF DECEMBER 2019

COMMISSION FILE NUMBER: 001-34477

FINCERA INC. ———————————————————————————————————
(Translation of registrant’s name into English)

27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Hebei People’s Republic of China
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒Form 20-F	☐Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:	☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):	n/a

Fincera Inc. (the “Company”) is furnishing this current report on Form 6-K to report that on December 1, 2019, the Board of Directors of the Company approved the dismissal of Marcum Bernstein & Pinchuk LLP (“MBP”) as the Company’s independent certifying accountant and the engagement of MaloneBailey, LLP as the Company’s new independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending December 31, 2019.

The reports of MBP on the Company’s consolidated financial statements for the years ended December 31, 2018, and 2017 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. The audit reports of MBP on the Company’s effectiveness of internal control over financial reporting for the past two fiscal years did not contain any adverse opinion or disclaimer of opinion.

During the Company's two most recent fiscal years and subsequent interim period preceding the dismissal of MPB, there were no disagreements between the Company and MBP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FINCERA INC.

By:	/s/ Jason Wang
Name:	Jason Wang
Title:	Chief Financial Officer

Date: December 5, 2019